

Mail Stop 3561

March 24, 2009

Li Kin Shing, President and CEO
China Elite Information Co., Ltd
c/o DeHeng Chen, LLC
225 Broadway, Suite 1910
New York, New York 10007

> **Re: China Elite Information Co., Ltd**
> **Item 4.01 Form 8-K**
> **Filed March 24, 2009**
> **File No. 0-25591**

Dear Li Kin Shing:

    We have reviewed your filing and have the following comment. We have limited our review to Item 4.01 of the above-referenced filing. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed March 24, 2009

1.   It appears that you have not yet engaged a new independent registered public accounting firm. Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm in a current report on Form 8-K and to provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

Please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comment and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant